Exhibit 99.1

Mimecast Welcomes Gerri Elliott to Board of Directors

Watertown, MA – November 8, 2017 – Mimecast Limited (NASDAQ: MIME), a leading email and data security company, today announced Geraldine (Gerri) Elliott has joined its Board of Directors. Gerri Elliott is the former Chief Customer Officer of Juniper Networks and founder of Broadrooms.com, a website focused on executive women who serve or want to serve on corporate boards, and she also sits on the board for several public companies including Whirlpool, Marvell Technologies and Imperva.

“Gerri brings a wealth of experience driving the strategic and operational direction of companies worldwide,” said Peter Bauer, CEO & Chairman, Mimecast. “We appreciate her readiness to serve and are excited for her to join our Board.”

Elliott has championed diversity throughout a long career in corporate leadership, helping women get on boards is all about broadening and enriching the conversations in the boardroom by bringing new voices and ideas to the foreground. In addition to being an independent director on the boards of Whirlpool, Marvell Technologies and Imperva, Elliott also serves on the advisory board of BoardList, a Silicon Valley effort to increase the diversity of technology boards. She is formerly Executive Vice President, Chief Customer Officer for Juniper Networks, and Corporate Vice President, Worldwide Public Sector, Microsoft.

As an independent director on the boards of public companies, Elliott is also known as an enterprise go-to-market expert in technology companies given her three-decade executive history with Juniper, Microsoft and IBM. She has deep expertise in leading sales, services, support, marketing, strategic alliances and channel teams globally.

About Mimecast

Mimecast (NASDAQ: MIME) makes business email and data safer for 28,200 customers and their millions of employees worldwide. Founded in 2003, the company’s next-generation cloud-based security, archiving and continuity services protect email and deliver comprehensive email risk management.

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